Exhibit 99.1

Wellchange Holdings Company Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

New York, April 30, 2025 (GLOBE NEWSWIRE) – Wellchange Holdings Company Limited (NASDAQ: WCT) (“Wellchange Holdings Company” or the “Company”) is an enterprise software solution services provider headquartered in Hong Kong with diversified expansion strategies, today announced that it has received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”) on April 28, 2025, indicating that the Company is not in compliance with Nasdaq’s minimum bid price requirement.

Nasdaq Listing Rule 5550(a)(2) requires that listed securities maintain a minimum bid price of $1.00 per share. The notification letter stated that the Company’s ordinary shares have failed to maintain this minimum bid price for the last 33 consecutive business days, from March 11, 2025, to April 25, 2025.

The notification does not immediately impact the listing or trading of the Company’s ordinary shares on Nasdaq. Under Nasdaq rules, the Company has been granted a compliance period of 180 calendar days, until October 27, 2025, to regain compliance. If, at any time during this period, the closing bid price of the Company’s stock is at least $1.00 per share for a minimum of ten consecutive business days, Nasdaq will confirm compliance, and the matter will be resolved.

If the Company is unable to regain compliance by October 27, 2025, it may be eligible for additional time. To qualify, the Company will be required to meet continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement and will need to provide written notice of its intention to cure the deficiency during the second compliance period, which may include implementing a reverse stock split if necessary.

The Company is actively monitoring the bid price of its ordinary shares and is considering all available options to regain compliance with Nasdaq’s requirements. The Company remains committed to delivering value to its shareholders and maintaining its listing on Nasdaq.

About Wellchange Holdings Company Limited

Wellchange Holdings Company Limited is an enterprise software solution services provider headquartered in Hong Kong. The Company conducts all operations in Hong Kong through its operating subsidiary, Wching Tech Ltd Co. The Company provides customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services. The Company’s mission is to empower our customers and users, in particular, small and medium businesses, to accelerate their digital transformation, optimize productivity, improve customer experiences, and enable resource-efficient growth with our low-cost, user-friendly, reliable and integrated all-in-one Enterprise Resource Planning software solutions.

For more information, please visit the Company’s website: https://www.wchingtech.com/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including the closing of the Offering, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries, please contact:

Wellchange Holdings Company Limited

Shek Kin Pong, CEO

Email: contactus@wchingtech.com